CARTER LEDYARD & MILBURN LLP

Counselors at Law

1401 Eye Street, N.W.
Andris J. Vizbaras	2 Wall Street	Washington, DC 20005
Partner	New York, NY 10005-2072	(202) 898-1515
•	•	•
Direct Dial: 212-238-8698	Tel (212) 732-3200	570 Lexington Avenue
E-mail: vizbaras@clm.com	Fax (212) 732-3232	New York, NY 10022
(212) 371-2720

January 31, 2007

VIA E-MAIL

Mr. Joseph D. McGrath
Professional Accounting Fellow
Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                               Flagstone Reinsurance Holdings Limited

Dear Mr. McGrath:

Here are two items that Flagstone proposes to insert in the notes to the consolidated financial statements included in its Form S-1 preliminary prospectus.  The first would replace the portion of Note 2 under the caption “Significant Accounting Policies — Basis of Presentation,” which currently appears on page F-8 of the prospectus.  The second would be added to Note 18, “Subsequent Events,” currently on page F-35.

We would like to schedule a call at your earliest convenience to seek to confirm that these inserts accurately reflect Flagstone’s discussions with you, and also to hear your reactions to Flagstone’s risk transfer analysis included as part of the attachment to my letter of January 26.  In the meantime, do not hesitate to call Bob McTamaney (by telephone at 212-238-8711) or me (at 212-238-8698) with any further questions or requests for information regarding them.  If you wish to contact Flagstone directly regarding these matters, please call Mr. White (at 441-278-4319) or Mr. O’Shaughnessy (at 441-278-4331).

Sincerely,

/s/ Andris J. Vizbaras
Andris J. Vizbaras
AJV:tbm
Attachment

cc:	Flagstone Reinsurance Holdings Limited
Deloitte & Touche Bermuda

Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  All significant inter-company accounts and transactions have been eliminated on consolidation.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries including Flagstone.  The Company’s policy is to consolidate all entities in which it has a controlling financial interest.  In accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 46, as revised (“FIN 46(R)”), entities that are deemed to be Variable Interest Entities (“VIEs”) are consolidated by the Company if it is determined that the Company is the primary beneficiary.  Under FIN 46(R) the primary beneficiary of a VIE is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected returns, or both, as a result of holding variable interests.  For entities that are not deemed to be VIEs under FIN 46(R), the Company consolidates those in which it owns more than 50% of the outstanding voting stock unless it does not control the entity.  Investments in preferred or voting common shares relating to unconsolidated entities that provide the Company with significant influence over the operating and financial policies of the investee are accounted for under the equity method of accounting.

The Company has determined that Mont Fort is a VIE, under paragraph 5 of FIN 46(R) and has determined it is not the primary beneficiary of Mont Fort under paragraphs 16 and 17 of FIN 46(R).  The Company’s investment in Mont Fort is considered an equity method investment and is included in other investments on the Consolidated Balance Sheet.  Although the Company has determined that Mont Fort is a VIE at September 30, 2006, the Company will reassess whether Mont Fort is a VIE and whether the Company is the primary beneficiary of Mont Fort when an event or transaction occurs that qualifies as a reconsideration event in accordance with FIN 46(R).  Thus, the addition of future cells to Mont Fort will result in the Company’s reconsideration of whether continued nonconsolidation of Mont Fort is appropriate as of the date those events occur.  (See Note 18.)

The accompanying financial statements as at September 30, 2006 include all adjustments (consisting of normal recurring accruals) considered necessary to present fairly the financial position as at September 30, 2006 and the results of operations and cash flows for the nine months ended September 30, 2006 and are not necessarily indicative of the operating results for the full year.

Note 18.   Subsequent events disclosure

Additional cells of Mont Fort (unaudited)

On January 2, 2007, Mont Fort closed an offering of preferred shares relating to its second cell, Mont Fort ILW 2 Cell (“Mont Fort ILW 2”) which yielded gross proceeds of $55.0 million from LB I.  LB I is also a significant shareholder in the Company. Mont Fort entered into a quota share reinsurance contract with Flagstone under which Flagstone assumes 8.3% of the business written by Mont Fort ILW 2.

On January, 12, 2007, Mont Fort closed an offering of preferred shares relating to a third cell, Mont Fort High Layer (“Mont Fort HL”), which yielded gross proceeds of $28.1 million.  The investor in Mont Fort HL is Newcastle Special Opportunity Fund V, L.P., an investor with no previous investments or affiliations with the Company or with Mont Fort.

The Company determined that the establishment of these cells is a reconsideration event under the provisions of paragraph 7 and paragraph 15 of FIN 46 (R).  Consequently, the Company must reassess whether or not Mont Fort continues to be a VIE and, if so, whether the Company or another party is Mont Fort’s primary beneficiary.  The Company is currently assessing the impact of these reconsideration events on its results and financial position. The results of that reassessment may impact the FIN 46(R) conclusions outlined above in the first quarter of 2007.